December 16, 2019

Chip Cummings
Chief Executive Officer of the Sole Member of the Manager
Red Oak Capital Fund IV, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, MI 49546

       Re: Red Oak Capital Fund IV, LLC
           Offering Statement on Form 1-A
           Filed November 19, 2019
           File No. 024-11118

Dear Mr. Cummings:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed November 19, 2019

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the
      Investment Advisers Act of 1940 to your external manager.
3. We note the automatic renewal feature of the bonds. Please advise us if the renewals are factored into the offering price limit of Rule 251(a)(2).
 Chip Cummings
Red Oak Capital Fund IV, LLC
December 16, 2019
Page 2
4. We note the reference to Northwind on page 51 with respect to the background of Chip
         Cummings. We also note your website refers to Northwind as a lender. Please advise us of the particular role Northwind plays in your operations.
Liquidity Track Record of our Sponsor, page 52

5. We note the prior programs of the sponsor. Please advise us what consideration you gave to providing data of the sponsor's public track record, including acquisition data and commissions, management compensation and other compensation data. Additionally, please advise us of your plans to provide loan data going forward in Forms 1-K and 1-
         SA.
Exhibits

6.       Please file the management agreement with the sponsor.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Babette Cooper at 202-551-3396 or Eric McPhee at 202-551-3693 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameChip Cummings                              Sincerely,
Comapany NameRed Oak Capital Fund IV, LLC
                                                             Division of
Corporation Finance
December 16, 2019 Page 2                                     Office of Real
Estate & Construction
FirstName LastName